

January 5, 2011

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

      Re: **VoiceServe, Inc.**
                Form 10-K for the Year Ended March 31, 2010
                Filed June 29, 2010 as amended November 10, 2010
                Form 10-Q for the Period Ended June 30, 2010
                Filed August 16, 2010
                Form 10-Q for the Period Ended September 30, 2010
                Filed November 15, 2010
                File No. 000-51882

Dear Mr. Bibelman:

      We have reviewed your response dated December 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

Note 8. Common stock issuances, page F-14

1. We note your response to comment three from our letter dated December 17, 2010. Please tell us the following:

- Each specific factor you considered and how such factor supported a 50% discount from the quoted price on the OTC Bulletin Board for each of your common stock issuances on May 21, 2009 and September 30, 2010. Please address all of the criteria under paragraph 52 of ASC Topic 820-10-55.
- How you considered the registration statement filed on September 17, 2010 in determining the fair value of the shares issued in September 30, 2010. It seems that such Rule 144 restrictions would lapse upon the effectiveness of the filing of that registration statement.
- How you considered ASC Topic 320-10-20 in determining the fair value of your common stock issuances on May 21, 2009 and September 30, 2010. Please refer to the definition for "Readily Determinable Fair Value."

Form 10-Q for the Period Ended June 30, 2010 and
Form 10-Q for the Period Ended September 31, 2010

Management's Discussion and Analysis or Plan of Operation

2. With regard to your Form 10-Q for the period ended September 31, 2010, remove the discussion of the results of operations for the first quarters of fiscal years 2010 and 2009. Your Form 10-Q for the period ended June 30, 2010 contains this disclosure.

Item 4. Controls and Procedures

3. In both your Form 10-Q for the period ended June 30, 2010 and your Form 10-Q for the period ended September 31, 2010, briefly explain why the company's disclosure controls and procedures were not effective.

Management Report on Internal Control Over Financial Reporting

4. In both your Form 10-Q for the period ended June 30, 2010 and your Form 10-Q for the period ended September 31, 2010, remove the section titled "Management Report on Internal Control Over Financial Reporting." Item 4 of Form 10-Q does not require this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
Christine M. Melilli, Esq.
Anslow & Jaclin, LLP